Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 333-159722
This filing relates to the proposed acquisition of Data Domain, Inc. (“Data Domain”) by NetApp, Inc. (“NetApp”) pursuant to the terms of an Agreement and Plan of Merger, by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC, and Data Domain, dated as of May 20, 2009, as amended on June 3, 2009.
Interview with NetApp, Inc. Chief Marketing Officer Jay Kidd in eWEEK on June 9, 2009
NetApp had a few things to say about EMC’s June 9 open letter to Data Domain employees, a letter that extolled Data Domain’s virtues and compared it to—you’ve guessed it—EMC itself.
NetApp and EMC are in the middle of a bidding war of sorts in pursuit of fast-growing midrange storage system provider Data Domain.
“Make no mistake: This letter was written to the Data Domain shareholders,” NetApp Chief Marketing Officer Jay Kidd told eWEEK.
“It’s interesting that EMC is concerned enough about the perception of the Data Domain employees [of the impending deal] that they find it necessary to write this letter. And they should be concerned, [based on] all the commentary we’ve heard from Data Domain employees who dread the idea of being part of EMC,” Kidd said.
Legally, Data Domain cannot respond publicly about EMC’s June 1 unsolicited all-cash offer of $1.8 billion or the letter sent by EMC President, CEO and Chairman Joe Tucci on June 9. On June 3, Data Domain’s board of directors voted unanimously to accept NetApp’s $1.9 billion cash-and-stock bid, and stockholders are expected to vote on the deal in the next few weeks.
If its agreement with Data Domain does become final, NetApp will acquire all of the outstanding shares of Data Domain’s common stock for $30 per share in cash and stock.
But EMC hardly sees this as a done deal.
In his letter, Tucci pointed out that EMC has acquired 11 Silicon Valley-based companies in the last six years and said they are all running smoothly and profitably. He argued that with the ownership and resources of EMC, Data Domain has a much better opportunity to grow and be more profitable than it would with NetApp.
Kidd said there is important information missing from the EMC letter that the company does not want to discuss.
“EMC says it plans to keep Data Domain intact and operate the company as a product division. But what are they going to do with the Avamar [deduplication] product that competes directly with it? What are they going to do with the enterprise disk library—either the FalconStor or the Quantum versions—that compete[s] directly with it?” Kidd asked.
“EMC has a lot of products in this exact area. They’re going to have to rationalize, and clearly that is going to affect employees—EMC employees,” Kidd said.
EMC’s shareholders should be concerned that EMC wants to spend $1.8 billion on products that the company already has, he said.
“There’s going to be cannibalization of revenue,” Kidd said. “It’s hard for EMC to argue that there’s going to be much incremental revenue from this acquisition. It’s much easier for NetApp, which doesn’t have a product that competes in this space.”
Will antitrust questions become an issue?
What’s also missing is that EMC is likely to encounter antitrust scrutiny if it acquires Data Domain, Kidd said, due to the number of products it has in the VTL (virtual tape library) and deduplication markets.
“In deduplicating VTLs, we believe they have over 50 percent market share,” Kidd said. “That includes mainframes-to-open-systems deduplication, where Data Domain also competes.
“Customers now have a choice between EMC and Data Domain for this products, but if EMC wins this bid, they’ll be buying from one company—which clearly reduces competition,” Kidd said. “You won’t hear anything about this from EMC.”
Forward-Looking Statements
In addition to historical information, this document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent NetApp’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside NetApp’s control. Forward-looking statements include, but are not limited to, statements regarding the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results; NetApp’s plans, objectives, expectations and intentions; and other statements that are not historical facts.

NetApp cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, NetApp’s ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that Data Domain’s stockholders will not approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other synergies from the transaction will not be fully realized or may take longer to realize than expected; the possibility that there may be disruptions from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; uncertainties regarding competition and its effect on pricing, spending, third-party relationships and revenues; and the other risks affecting NetApp, Data Domain or the combined entity described in (i) the Proxy Statement/Prospectus filed by NetApp with the Securities and Exchange Commission (the “SEC”) on June 4, 2009 and (ii) other filings made by NetApp and Data Domain with the SEC, including, but not limited to, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. NetApp disclaims any obligation to update and revise the forward-looking statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
As mentioned above, in connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 (Commission File Number 333-159722) containing a Proxy Statement/Prospectus for Data Domain’s stockholders, and NetApp and Data Domain each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to the stockholders of Data Domain. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF DATA DOMAIN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement, Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Participants in the Acquisition of Data Domain
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons is set forth in the Proxy

Statement/Prospectus described above. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement on Schedule 14A, as filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in Data Domain’s Annual Report on Form 10-K and Form 10-K/A, as filed with the SEC on March 13, 2009 and April 30, 2009, respectively. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.